UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                        For the month of October, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

SPIRENT PLC


2. Name of shareholder having a major interest

FIDELITY INTERNATIONAL LIMITED


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

COMPANY NAMED IN BOX 2 ABOVE AND ITS DIRECT AND INDIRECT SUBSIDIARIES, BEING NON-BENEFICIAL HOLDERS


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK BRUSSELS (FIL)                                          81,600
BANK OF NEW YORK LONDON (FIL)                                           264,500
CHASE MANHATTAN BANK LONDON (FIL)                                       776,049
DEUTSCHE BANK (FIL)                                                  54,825,446
JP MORGAN (FIL)                                                         161,117
MELLON BANK (FIL)                                                        37,500
MORGAN STANLEY (FIL)                                                    120,900
NORTHERN TRUST (FIL)                                                    366,974
NORTRUST NOMINEES LTD (FIL)                                             251,300
STATE STREET BANK & TRUST (FIL)                                          16,200
STATE STREET NOMINESS LTD (FIL)                                          94,900
JP MORGAN (FISL)                                                        196,866
BANK OF NEW YORK LONDON (FPM)                                           100,200
CITIBANK (FPM)                                                           91,300
HSBC (FPM)                                                               68,810

TOTAL                                                                57,453,662

FIL = Fidelity International Limited
FISL = Fidelity Investment Services Limited
FPM = Fidelity Pension Management


5. Number of shares / amount of stock acquired

8,408,234


6. Percentage of issued class

0.88%


7. Number of shares / amount of stock disposed

-


8. Percentage of issued class

-


9. Class of security

ORDINARY SHARES OF 3.3333 PENCE EACH


10. Date of transaction

NOT NOTIFIED


11. Date company informed

27 OCTOBER 2004


12. Total holding following this notification

57,453,662


13. Total percentage holding of issued class following this notification

6.02%


14. Any additional information

SHAREHOLDER NAMED IN BOX 2 ABOVE PREVIOUSLY REPORTED A NOTIFIABLE INTEREST OF 5.14% IN THE ISSUED SHARE CAPITAL OF THE COMPANY ON 15 OCTOBER 2004


15. Name of contact and telephone number for queries

MICHAEL ANSCOMBE - 01293 767676


16. Name and signature of authorised company official responsible for making this notification

MICHAEL ANSCOMBE - ASSISTANT COMPANY SECRETARY


Date of notification

28 OCTOBER 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date  28 October, 2004                       By   ____/s/ Luke Thomas____

                                                    (Signature)*